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                                                             EXHIBIT (a)(1)(vi)


E-mail

To:  Next Level Communications Employees
From: optionquestions@nlc.com


Dear Next Level Communications Employees:


        The new stock options have been granted under the company's Stock Option Exchange Program. If you participated in the program, please logon to the AST Stockplan website at http://www.aststockplan.com to review your new options. Please accept the new options by clicking on the "Grants Agreement" button and following the instructions. If you do not have your account password, you can obtain it by calling AST Stockplan customer service at (888) 980-6456.

If you have any questions, please reply to this note at optionquestions@nlc.com.

Thank you.